UNITED STATES
SECURITIES AND EXCHANGE C(
Washington, D.C. 205·



21001382

)123
23
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12.00

## ANNUAL AUDITED F
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-51062 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/20** AND ENDING **12/31/20**

MM/DD/YY                  MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tritaurian Capital, Incorporated**

| | |
|---|---|
| | OFFICIAL USE ONLY |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| | |
|---|---|
| | FIRM I.D. NO. |

**261 Madison Avenue, 9th Floor**

(No. and Street)

**New York**               **NY**               **10016**

(City)                     (State)              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Heyn                                    (212) 249-1827

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Berkower LLC**

(Name – *if individual, state last, first, middle name*)

**517 Route One, Suite 4103**    **Iselin**    **NJ**    **08830**

(Address)              (City)              (State)    (Zip Code)

**CHECK ONE:**

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, William B. Heyn _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tritaurian Capital, Incorporated _____ , as of December 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____
Signature

2/4/21

Chief Executive Officer
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of ~~Changes in Financial Condition.~~Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TRITAURIAN CAPITAL, INCORPORATED

## FINANCIAL STATEMENTS
## AND SUPPLEMENTARY INFORMATION

## YEAR ENDED DECEMBER 31, 2020

# TRITAURIAN CAPITAL, INCORPORATED

## FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

### YEAR ENDED DECEMBER 31, 2020

## CONTENTS



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder of
Tritaurian Capital, Incorporated

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of **Tritaurian Capital, Incorporated** (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplementary Information**

The supplementary information (Computation of Net Capital Pursuant to Rule 15c3-1 and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3) (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2019.

*Berkower LLC*

Berkower LLC

Iselin, New Jersey
January 31, 2021

**TRITAURIAN CAPITAL, INCORPORATED**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2020**

## ASSETS

| | |
|---|---|
| Cash | $ 15,916 |
| Prepaid expenses | 17,761 |
| Total Assets | $ 33,677 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

| | |
|---|---|
| Accounts payable and accrued expenses | $ - |

Stockholder's Equity:

| | |
|---|---|
| Common stock – no par value, 100 shares authorized, issued and outstanding | 47,497 |
| Additional paid-in capital | 141,419 |
| Deficit | ( 155,239) |
| Total Stockholder's Equity | 33,677 |
| Total Liabilities and Stockholder's Equity | $ 33,677 |

See accompanying notes to financial statements.

# TRITAURIAN CAPITAL, INCORPORATED

## STATEMENT OF OPERATIONS

## FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues:

| | |
|---|---|
| Investment banking income | $ 335,000 |
| Total Revenue | 335,000 |

Expenses:

| | |
|---|---|
| Management fees | 301,000 |
| Regulatory fees | 20,412 |
| Professional fees | 9,265 |
| Other operating expenses | 480 |
| Total Expenses | 331,157 |
| Net Income | $ 3,843 |

See accompanying notes to financial statements.

# TRITAURIAN CAPITAL, INCORPORATED

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2020

|  | Common Stock | Additional Paid in Capital | Retained Earnings (Deficit) | Total Stockholder's Equity |
|---|---|---|---|---|
| Balances, January 1, 2020 | $ 47,497 | $ 141,419 | $ (159,082) | $ 29,834 |
| Contributed Capital | - | - | - | - |
| Net Income | - | - | 3,843 | 3,843 |
| Balances, December 31, 2020 | $ 47,497 | $ 141,419 | $ (155,239) | $ 33,677 |

See accompanying notes to financial statements.

# TRITAURIAN CAPITAL, INCORPORATED

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows From Operating Activities:

| | |
|---|---:|
| Net Income | $ 3,843 |
| Adjustments to reconcile net income to net cash<br>Provided by (used in) operating activities: | |
| (Increase) decrease in operating assets:<br>Prepaid expenses | (7,343) |
| Net Cash Used in Operating Activities | (3,500) |
| Increase (decrease) in cash | (3,500) |
| Cash, Beginning of Year | 19,416 |
| Cash, End of Year | $ 15,916 |

Supplemental Cash Flow Disclosures:

| | |
|---|---:|
| Interest paid | $        - |
| Income taxes paid | $        - |

See accompanying notes to financial statements.

**TRITAURIAN CAPITAL, INCORPORATED**

**NOTES TO FINANCIAL STATEMENTS**

**DECEMBER 31, 2020**

**Note (1) - Nature of business:**

Tritaurian Capital, Incorporated (the "Company") is incorporated in Delaware and is 100% owned by Tritaurian Holdings, Incorporated ("Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company engages in (a) investment banking services limited to private placements of debt and equity instruments and participation in underwriter selling groups; (b) corporate investment advisory services, including advice on corporate finance, capital structure, mergers and acquisitions, corporate restructuring; and (c) mutual fund retailing, selling of variable life insurance or annuities and real estate syndication.

**Note (2) – Summary of significant accounting policies:**

**(A) Investment banking revenue:**
The Company earns fees from clients for private placements of debt and equity instruments and participation in underwriter selling groups, advisory services fees for advice on corporate finance, capital structure, mergers and acquisitions, corporate restructuring and fees for mutual fund retailing, selling of variable life insurance or annuities and real estate syndication. Fees from private placements of securities are recognized when the agreed-upon services have been completed and performance under the agreement has been met through the closing of a transaction. Advisory fees, including mergers and acquisitions fees, general advisory fees and retainer fees are recognized when the agreed-upon services have been completed and performance under the agreement has been met though the provision of those services. On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers, and the related amendments to all contracts using the full retrospective method. There were no adjustments required related to the adoption of ASC 606.

**(B) Income taxes:**
The Company has elected and the stockholder has consented, to have the Corporation report its income or loss for Federal Corporation and state tax purposes as an "S" Corporation. The Parent will report the net taxable income or loss in its corporate return. Therefore, no provisions are made for Federal or state income taxes in the accompanying financial statements.

# TRITAURIAN CAPITAL, INCORPORATED

## NOTES TO FINANCIAL STATEMENTS
## (CONTINUED)

### DECEMBER 31, 2020

**Note (2) - Summary of significant accounting policies - cont'd:**

**(C) Cash and cash equivalents:**
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash balances are held with a major financial institution in New York. As of December 31, 2020, there were no cash equivalents.

**(D) Use of estimates:**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

**(E) Concentration of credit risk:**
The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

**(F) Concentration of revenues**
The Company performs corporate finance and investment banking activities. These activities generally involve a limited number of clients and transactions that have varying realization periods and result in fluctuating revenues. For the year ended December 31, 2020, a single client represented 89% of the Company's revenue.

**Note (3) - Related party transactions:**

The Company has entered into an expense sharing agreement with its Parent pursuant to Items 2 and 3 of the SEC Interpretation Letter dated July 11, 2003. During 2020, expenses pursuant to the expense sharing agreement amounted to $8,026 which were covered in the discretionary management fees noted below.

For the year ended December 31, 2020, the Company paid discretionary management fees to its Parent. The total amount paid and expensed during 2020 was $301,000.

**TRITAURIAN CAPITAL, INCORPORATED**

**NOTES TO FINANCIAL STATEMENTS
(CONTINUED)**

**DECEMBER 31, 2020**

**Note (4) – Accounting for income taxes:**

The Company is organized in the State of Delaware as an "S" Corporation. The Company's Parent has made a Qualified Subchapter S Subsidiary Election. Accordingly, no provision for federal income taxes has been made in these financial statements because the Parent is responsible for reporting income or loss based upon the Company's reported income and expenses for income tax purposes on a consolidated basis. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2017.

**Note (5) – Net capital requirement:**

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $15,916, which exceeded its requirement of $5,000 by $10,916. The Company had a percentage of aggregate indebtedness to net capital of 0% as of December 31, 2020.

**Note (6) - Adoption of new accounting standards:**

On January 1, 2020, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial

**TRITAURIAN CAPITAL, INCORPORATED**

**NOTES TO FINANCIAL STATEMENTS
(CONTINUED)**

**DECEMBER 31, 2020**

**Note (6) - Adoption of new accounting standards – cont'd:**

assets measured at amortized cost, including loan receivables and held-to -maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with Topic 842 on leases. In addition, ASC 326 made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities management does not intend to sell or believes that it is more likely than not they will be required to sell. The Company does not have any financial instruments on or off its balance sheet that would be subject to ASC 326 and the adoption of ASC 326 did not have an effect on its balance sheet.

**Note (7) Subsequent events:**

**(A) Financials**

Management has evaluated subsequent events through January 31, 2021.

**(B) SARS-CoV-2**

COVID-19 is not expected to have a significant impact on the Company. Management has determined that there is no material uncertainty that casts doubt on the entity's ability to continue as a going concern. It expects that COVID-19 might have some impact, though not significant, for example, in relation to expected future performance, or the effects on some future asset valuations.

**TRITAURIAN CAPITAL, INCORPORATED**

**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1**

**DECEMBER 31, 2020**

**Computation of Net Capital**

| | |
|---|---:|
| Stockholder's Equity | $ 33,677 |
| Non-allowable assets: | |
| Prepaid expenses | 17,761 |
| Total non-allowable assets | 17,761 |
| Net capital before haircuts on proprietary positions | 15,916 |
| Haircuts | - |
| Net capital | 15,916 |
| Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $ 0. | 5,000 |
| Excess net capital | $ 10,916 |
| Ratio of aggregate indebtedness to net capital | 0 to 1 |
| Schedule of aggregate indebtedness: | |
| Accounts payable and accrued expenses | $ - |
| Total aggregate indebtedness | $ - |

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2020):

| | |
|---|---:|
| Net capital, as reported in the Company's Part IIA unaudited FOCUS report | $ 15,916 |
| Net capital, as per above | 15,916 |
| There are no material differences | $ - |

**TRITAURIAN CAPITAL, INCORPORATED**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

**DECEMBER 31, 2020**

Schedule II - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 is not applicable for Tritaurian Capital, Incorporated at and for the year ended December 31, 2020.

Tritaurian Capital, Incorporated is exempt from providing this information.

Schedule III - Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is not applicable for Tritaurian Capital, Incorporated at and for the year ended December 31, 2020.

Tritaurian Capital, Incorporated is exempt from providing this information.



517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712
Berkower.io

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder of
Tritaurian Capital, Incorporated

We have reviewed management's statements, included in the accompanying Tritaurian Capital, Incorporated Exemption Report, in which Tritaurian Capital, Incorporated (the "Company") (1) stated that the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and that it is filing an exemption report in reliance on Footnote 74 of the Securities and Exchange Commission ("SEC") Release 34-70073 adopting amendments to 17 C.F.R . § 240 17a-5, because the Company limits its business activities exclusively to: (a) investment banking services limited to private placements of debt and equity instruments and participation in underwriter selling groups; (b) corporate investment advisory services, including advice on corporate finance, capital structure, mergers and acquisitions, corporate restructuring; and/or (c) mutual fund retailing, selling of variable life insurance or annuities and real estate syndication and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company), (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) and (2) the Company stated that the Company met the identified Footnote 74 provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the provisions set forth in 17 C.F.R. § 240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions set forth in 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

*Berkower LLC*

Berkower LLC

Iselin, New Jersey
January 31, 2021

## Tritaurian Capital, Incorporated Exemption Report

**Tritaurian Capital, Incorporated** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) investment banking services limited to private placements of debt and equity instruments and participation in underwriter selling groups; (2) corporate investment advisory services, including advice on corporate finance, capital structure, mergers and acquisitions, corporate restructuring; and/or (3) mutual fund retailing, selling of variable life insurance or annuities and real estate syndication and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

**Tritaurian Capital, Incorporated**

I, William B. Heyn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

William B. Heyn, Chief Executive Officer

**January 31, 2021**